SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2005

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:  Press releases

TURKCELL BoD DECISIONS DATED MARCH 30, 2005

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

On March 30, 2005 the Board of Directors of Turkcell decided that

The Agenda of the General Assembly Meeting of the Company for year 2004, which was attached to the Board of Directors’ Resolution of the Company, dated February 21, 2005 regarding the invitation to the Ordinary General Assembly and the determination of the agenda items, shall be cancelled and will be replaced by the new agenda below.

The registered capital ceiling of Turkcell shall be increased from TL1,500,000,000,000,000 to YTL2,200,000,000 and that the related article of Turkcell’s Articles of Association, titled as “Company Capital”, shall be amended, including the corrections requested by CMB, as a result of transition to the New Turkish Liras in accordance with the amendment in Law Concerning the Monetary Unit of Turkish Republic.

In addition to the Articles of Association Amendment Draft, attached to the Board of Directors’ Resolution dated February 21, 2005; Article 9, captioned as “Board of Directors” and Article 11, captioned as “Meeting of Board of Directors” of the Articles of Association of our Company shall be amended after receiving the necessary authorizations and the approval of shareholders during the General Assembly Meeting to be held on April 29, 2005.

TURKCELL ÍLETÍSÍM HÍZMETLERÍ A.S.
AGENDA OF THE
ORDINARY GENERAL ASSEMBLY MEETING
DATED 29 APRIL 2005

1.	Opening and election of the Presidency Board;
2.	Authorizing the Presidency Board to sign the minutes of the meeting;
3.	Submittal for the approval of the temporary election of the board members made by the Board of Directors during the previous year in order to fill the vacancies and approval thereof;
4.	Reading of the Annual Reports of the Board of Directors, the Auditors and the summary of the Independent Audit Firm’s report relating to fiscal year 2004;
5.	Review, discussion and approval of the Balance Sheet and profits/loss statements relating to fiscal year 2004;
6.	Release of the Board members and auditors from activities and operations of the Company in year 2004;
7.	Approval of the acquisition of all Turkcell Holding A.ª. Class B shares owned by Cukurova Group by Sonera Holding B.V.;
8.	Discussion of and decision on the amendment of the article 9 titled “Board of Directors”;
9.	Discussion of and decision on the amendment of article 11 ” Meetings of the Board of Directors” of company’s articles of associations;
10.	Reading the proposal of the Board of Director regarding independent board member candidates and their remuneration and election all of Board of Directors’ members for a 3 years period and determination of their remuneration;
11.	Election of auditors for a period of one year and determination of their remuneration;
12.	In connection with adaptation of Article 6 of the Articles of Association titled ” Capital of the Company” to New Turkish Liras in accordance with the amendment in Law Concerning the Monetary Unit of Turkish Republic numbered 5083 and article 399 of the Turkish Commercial Code and the increase of the registered Company’s capital, discussion of and decision on the issue of the amendment of article 6 of the Company’s articles of associations;
13.	Discussion of and decision on the Board of Directors’ proposal concerning the distribution of profit for year 2004;
14.	Discussion of and decision on the amendment of article 13 titled “Sharing Duties and Assigning Directors”;
15.	Discussion of and decision on the amendment of article 21 titled ” Determination and Distribution of the Profit”;
16.	Informing the General Assembly regarding the donations made in year 2004;
17.	Discussion and approval of the election of the independent audit firm realized by the Board of Directors in accordance with the article 14 of the Regulation Concerning the Independent External Audit in Capital Markets which is published by the Capital Markets Board;
18.	Decision permitting the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company’s and to participate in companies operating in the same business and to perform other acts in compliance with Articles 334 and 335 of the Turkish Commercial Code;
19.	Informing the General Assembly regarding the information policy of the Company, prepared by the Board of Directors;
20.	Wishes and hopes.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.
Koray Ozturkler Investor Relations 31.03.2005, 09:30	Nihat Narin Investor Relations 31.03.2005, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 31, 2005	By:	/s/ MUZAFFER AKPINAR
Name: Muzaffer Akpinar Title: Chief Executive Officer